July 22, 2010

Mr. Mark J. Parrell
Chief Financial Officer
ERP Operating Limited Partnership
Two North Riverside Plaza
Chicago, Illinois 60606

> **Re:** **ERP Operating Limited Partnership**
> **Form 10-K for the year ended 12/31/2009**
> **Filed 2/25/2010**
> **File Nos. 000-24920**

Dear Mr. Mark J. Parrell:

We have reviewed your response letter dated May 27, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We have considered your response to comment one and note that your secured mortgage financing in 2008 and 2009 with Fannie Mae and Freddie Mac related to your proactive approach to debt refinancing in light of the issues in the credit markets at that time. To the extent material, please confirm that in future filings, you will quantify the positive effect on your recorded interest expense for 2008 and 2009 and subsequent periods related to your debt refinancing.

Note 2 – Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, pages F-13 and F-14

2.   We have considered your response to comment three and note your proposed revisions. Please clarify whether your revised impairment policy would have resulted in material differences to your financial statements compared to your previous impairment policy. Your response should quantify any differences.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have any questions.

                                        Sincerely,

                                        Linda Van Doorn
                                        Senior Assistant Chief Accountant